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                                 May 25, 2023

       Michael Glimcher
       Chief Executive Officer
       BGO Industrial Real Estate Income Trust, Inc.
       399 Park Avenue
       18th Floor
       New York, NY 10022

                                                        Re: BGO Industrial Real
Estate Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 12, 2022
                                                            File No. 333-271906

       Dear Michael Glimcher:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-11

       How will your NAV be calculated?, page 14

   1.                                                   We note your response
to comment 1 and that you believe that the Fund Administrator   s
                                                        role is administrative.
However, we note that this entity is a third party that you will be relying on to provide
you with your net asset value based on its calculations, and that you will then provide this
figure to investors. It therefore appears that you are relying upon this entity's expertise
to provide this calculation, that this entity is an expert, and therefore consent is required.
Please refer to Section 7(a) and Rule 436 of the Securities
                                                        Act and Securities Act
Sections Compliance and Disclosure Interpretations 141.02.
 Michael Glimcher
FirstName  LastNameMichael    Glimcher
BGO Industrial Real Estate Income Trust, Inc.
Comapany
May        NameBGO Industrial Real Estate Income Trust, Inc.
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Daniel B. Honeycutt, Esq.